EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Nine Months Ended Sept. 30, 2009	Years Ended December 31,[1]
		2008	2007	2006	2005	2004
Income from continuing operations before income taxes	$740,439	2,818,365	1,189,004	971,883	1,319,386	800,106
Distributions (less than) greater than equity in earnings of affiliates	4,018	1,012	294	(4,065)	(5,514)	(4,225)
Previously capitalized interest charged to earnings during period	20,275	21,898	14,585	11,741	15,564	14,065
Interest and expense on indebtedness, excluding capitalized interest	11,198	42,152	24,784	9,476	8,765	34,064
Interest portion of rentals[2]	21,705	29,174	13,554	14,021	9,397	7,908

Earnings before provision for taxes and fixed charges	$797,635	2,912,601	1,242,221	1,003,056	1,347,598	851,918

Interest and expense on indebtedness, excluding capitalized interest	11,198	42,152	24,784	9,476	8,765	34,064
Capitalized interest	26,585	31,459	49,881	43,073	38,539	22,160
Interest portion of rentals[2]	21,705	29,174	13,554	14,021	9,397	7,908

Total fixed charges	$59,488	102,785	88,219	66,570	56,701	64,132

Ratio of earnings to fixed charges	13.4	28.3	14.1	15.1	23.8	13.3

[1]	Prior years reclassified to conform to current presentation.
[2]	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1